UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 9, 2022

PRIMAVERA CAPITAL ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-39915	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

41/F Gloucester Tower, 15 Queen’s Road Central Hong Kong	000000
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +852 3767 5100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	PV	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PV WS	The New York Stock Exchange
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	PV.U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On December 9, 2022, Primavera Capital Acquisition Corporation, a Cayman Islands exempted company (“PCAC”), held its extraordinary general meeting of shareholders (the “Extraordinary General Meeting”). At the Extraordinary General Meeting, 39,752,303 ordinary shares of PCAC (including Class A ordinary shares and Class B ordinary shares), representing approximately 73.96% of all of the shares entitled to vote at the Extraordinary General Meeting, were present in person or were represented by valid proxies; therefore, a quorum was present at the Extraordinary General Meeting. The following two proposals were presented at the Extraordinary General Meeting, each of which is described in more detail in the proxy statement/prospectus (the “Proxy Statement”) related to the Extraordinary General Meeting, dated November 4, 2022, which was filed with the Securities and Exchange Commission (“SEC”).

The PCAC shareholders approved the Business Combination Proposal and the Merger Proposal (each as defined in the Proxy Statement). The voting results for each proposal were as follows:

Proposal 1:    The Business Combination Proposal.

The PCAC shareholders approved the Business Combination Proposal. The approval of the proposal required the affirmative vote of a simple majority of the votes cast by holders of the Company’s issued and outstanding ordinary shares present in person, via the virtual meeting website or by proxy and entitled to vote at the Extraordinary General Meeting. Proposal 1 received the following vote:

Votes Cast For	Votes Cast Against	Abstentions	Broker Non-Votes
35,348,937	4,252,073	151,293	0

Proposal 2:    The Merger Proposal.

The PCAC shareholders approved the Merger Proposal. The approval of the proposal required the affirmative vote of a majority of at least two-thirds of the votes cast by holders of the Company’s issued and outstanding ordinary shares present in person, via the virtual meeting website or by proxy and entitled to vote at the Extraordinary General Meeting. Proposal 2 received the following votes:

Votes Cast For	Votes Cast Against	Abstentions	Broker Non-Votes
35,348,937	4,252,073	151,293	0

As there were sufficient votes to approve the above proposals, the “Adjournment Proposal” described in the Proxy Statement was not presented to PCAC shareholders.

Item 7.01.	Regulation FD Disclosure.

On December 12, 2022, Lanvin Group and PCAC issued a press release announcing the approval of the proposals related to the business combination at the Extraordinary General Meeting. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

The information furnished under this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that section and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise expressly stated by specific reference in any such filing.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Lanvin Group, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed business combination with PCAC, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Lanvin Group and PCAC, which are all subject to change due to various factors. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination with PCAC; changes to the proposed structure of the business combination with PCAC that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination with PCAC and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, or are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination with PCAC; the risk that the business combination with PCAC disrupts current plans and operations of PCAC or the Lanvin Group as a result of the announcement and consummation of the business combination with PCAC; the ability of the Lanvin Group to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on The New York Stock Exchange following the business combination with PCAC; failure to realize the anticipated benefits of the business combination with PCAC; risk relating to the uncertainty of the projected financial information with respect to the Lanvin Group; the amount of redemption requests made by PCAC’s shareholders and the amount of funds available in the PCAC trust account; general economic conditions and other factors affecting the Lanvin Group’s business; Lanvin Group’s ability to implement its business strategy; Lanvin Group’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Lanvin Group’s business, Lanvin Group’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Lanvin Group’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Lanvin Group’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Lanvin Group’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Lanvin Group’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LGHL’s Registration Statement on Form F-4, PCAC’s Annual Report on Form 10-K and other documents filed by Lanvin Group Holdings Limited, a Cayman Islands exempted company (“LGHL”), or PCAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither PCAC nor Lanvin Group presently know, or that PCAC or Lanvin Group currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect PCAC’s and Lanvin Group’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or PCAC’s or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. PCAC and Lanvin Group anticipate that subsequent events and developments may cause their assessments to change. However, while LGHL, PCAC and Lanvin Group may elect to update these forward-looking statements at some point in the future, LGHL, PCAC and Lanvin Group specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Lanvin Group nor PCAC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing PCAC’s or Lanvin Group’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Lanvin Group and PCAC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Lanvin Group, PCAC or any other entity.

Important Additional Information

This communication relates to a proposed business combination between Lanvin Group and PCAC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

LGHL has filed a Registration Statement with the U.S. Securities and Exchange Commission (the “SEC”) which includes a preliminary proxy statement in relation to the vote by PCAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as a preliminary prospectus with respect to LGHL’s securities to be issued in connection with the proposed business combination. PCAC and LGHL also will file other documents regarding the proposed business combination with the SEC.

Shareholders and investors may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by PCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to PCAC.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release, dated December 12, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 12, 2022

Primavera Capital Acquisition Corporation

By:	/s/ Tong Chen
Tong Chen
Chief Executive Officer and Chief Financial Officer

Exhibit 99.1

Lanvin Group and Primavera Capital Acquisition Corporation Announce Shareholder Approval of Business Combination;

Trade Debut Expected on NYSE on December 15 Under Ticker “LANV”

•	Business Combination expected to close on December 14, 2022

•	Lanvin Group expected to begin trading on NYSE on December 15, 2022 under ticker “LANV”

December 12, 2022 – Lanvin Group (the “Group”), a global luxury fashion group, and Primavera Capital Acquisition Corporation (NYSE: PV) (“PCAC”), today announced that PCAC shareholders approved the previously announced business combination with the Group at an extraordinary general meeting of shareholders on December 9, 2022. Shareholders of the Group also approved the business combination at an extraordinary general meeting of shareholders on December 9, 2022.

The complete official results of the vote will be included in a Current Report on Form 8-K filed by PCAC with the Securities and Exchange Commission (“SEC”).

The business combination is expected to close on December 14, 2022, subject to customary closing conditions. Upon completion of the transaction, the business of the Group will operate under the Lanvin Group name, and the trading of the combined company’s securities on The New York Stock Exchange is anticipated to commence on December 15, 2022 under the ticker symbol “LANV”.

Members of the management of the Group and PCAC are expected to ring the opening bell at the New York Stock Exchange at 9:30 am Eastern Time on Thursday, December 15, 2022. They will be joined by the respective leadership teams of the Group’s brands, Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Live stream and replay of the ceremony can be accessed by visiting https://www.nyse.com/bell.

Ms. Joann Cheng, Chairman and CEO of Lanvin Group, said: “Going public is a natural step for Lanvin Group right now. We have built an iconic portfolio of heritage brands and recorded strong growth over recent years. Looking forward, our strategy is driving continuous organic growth through geographic, channel and product expansion for our brands, combined with disciplined investment in the luxury fashion sector. Against a background of proven resilience in the luxury market, we are confident that this strategy will enable us to deliver sustained long-term growth and value for our shareholders.”

- END -

About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. For more information about Lanvin Group, please visit www.lanvin-group.com, and to view our investor presentation, please visit www.lanvin-group.com/investor-relation/.

About Primavera Capital Acquisition Corporation

Primavera Capital Acquisition Corporation (NYSE: PV), is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. PCAC is an affiliate of Primavera, a leading alternative investment management firm. With offices in Beijing, Hong Kong, Singapore and Palo Alto, Primavera manages both USD and RMB funds for prominent financial institutions, sovereign wealth funds, pension plans, endowments, corporations and family offices around the world. As of September 30, 2021, it had assets under management of approximately US$17 billion. Primavera employs a flexible investment strategy comprised of buy-out/control-oriented, growth capital and restructuring investments. Having accumulated extensive experience in structuring and executing cross-border investment transactions, Primavera seeks to create long-term value for its portfolio companies by combining deep local connectivity in the Asia Pacific region with global experience and best practices. For more information, please visit www.primavera-capital.com.

Enquiries:

Media

Lanvin Group

FGS Global

Richard Barton +852 9301 2056/+41 79 922 7892 richard.barton@fgsglobal.com	Harry Florry +852 9818 2239 harry.florry@fgsglobal.com	Louis Hung +852 9084 1801 louis.hung@fgsglobal.com

Primavera Capital Acquisition Corporation

Primavera Capital Group: media@primavera-capital.com

FGS Global: primavera-hkg@fgsglobal.com

Investors

Lanvin Group

ir@lanvin-group.com

Primavera Capital Acquisition Corporation

Alex Ge

+852 3767 5068

chengyuan.ge@primavera-capital.com

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Lanvin Group, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed business combination with PCAC, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Lanvin Group and PCAC, which are all subject to change due to various factors. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination with PCAC; changes to the proposed structure of the business combination with PCAC that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination with PCAC and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination with PCAC; the risk that the business combination with PCAC disrupts current plans and operations of PCAC or the Lanvin Group as a result of the announcement and consummation of the business combination with PCAC; the ability of the Lanvin Group to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination with PCAC; failure to realize the anticipated benefits of the business combination with PCAC; risk relating to the uncertainty of the projected financial information with respect to the Lanvin Group; the amount of redemption requests made by PCAC’s shareholders and the amount of funds available in the PCAC trust account; general economic conditions and other factors affecting the Lanvin Group’s business; Lanvin Group’s ability to implement its business strategy; Lanvin Group’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Lanvin Group’s business, Lanvin Group’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Lanvin Group’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Lanvin Group’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Lanvin Group’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Lanvin Group’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LGHL’s registration statement on Form F-4, PCAC’s Annual Report on Form 10-K and other documents filed by LGHL or PCAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither PCAC nor Lanvin Group presently know, or that PCAC or Lanvin Group currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect PCAC’s and Lanvin Group’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or PCAC’s or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. PCAC and Lanvin Group anticipate that subsequent events and developments may cause their assessments to change. However, while LGHL, PCAC and Lanvin Group may elect to update these forward-looking statements at some point in the future, LGHL, PCAC and Lanvin Group specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Lanvin Group nor PCAC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing PCAC’s or Lanvin Group’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Lanvin Group and PCAC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Lanvin Group, PCAC or any other entity.